Commission File Number 001-31914

EXHIBIT 99.1

(Stock Code: 2628)

ANNOUNCEMENT

FORFEITURE OF UNCLAIMED DIVIDENDS

According to the articles of association of China Life Insurance Company Limited (the “Company”), the Company may exercise the right to forfeit unclaimed dividends after the expiration of the applicable limitations period, subject to the requirements of the relevant laws, rules and regulations of the PRC, as well as the regulations of the jurisdictions in which the shares of the Company are listed. Accordingly, the board of directors of the Company announces that the 2014 final dividend of RMB0.40 (equivalent to HK$0.50696) per share, declared on 24 March 2015 and remaining unclaimed on 24 March 2021, will be forfeited and revert to the Company.

Shareholders of the Company who are entitled to but have not received the above dividend are advised to contact the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but no later than 4:30 p.m. on 24 March 2021.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 5 February 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie